EXHIBIT 21.1

Name of Subsidiary	Jurisdiction
i2 Telecom International, Inc.	Delaware
DDN Rhode Island, Inc.	Rhode Island
DDN Digital Data Networks (Canada), Inc.	Canada
Hip Communications, Inc.	Canada
SuperCaller Community, Inc.	Delaware